UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                            Z-TEL TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    988792107
                                 (CUSIP Number)

                               LAWRENCE C. TUCKER
                          Brown Brothers Harriman & Co.
                                  140 Broadway
                               New York, New York
                                 (212) 483-1818
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 24, 2004
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         988792107
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         THE 1818 FUND III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
           NUMBER OF
            SHARES                      -0-
         BENEFICIALLY              ---------------------------------------------
           OWNED BY                8    SHARED VOTING POWER
             EACH
           REPORTING                    28,439,975
            PERSON                 ---------------------------------------------
             WITH                  9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        28,439,975
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See Item 5.
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         43.13%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No.         988792107
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         BROWN BROTHERS HARRIMAN & CO.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
           NUMBER OF
            SHARES                      -0-
         BENEFICIALLY              ---------------------------------------------
           OWNED BY                8    SHARED VOTING POWER
             EACH
           REPORTING                    65,928,182
            PERSON                 ---------------------------------------------
             WITH                  9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        65,928,182
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See Item 5.
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         43.13%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No.         988792107
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         T. MICHAEL LONG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
           NUMBER OF
            SHARES                      -0-
         BENEFICIALLY              ---------------------------------------------
           OWNED BY                8    SHARED VOTING POWER
             EACH
           REPORTING                    65,928,182
            PERSON                 ---------------------------------------------
             WITH                  9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        65,928,182
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See Item 5.
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         43.13%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP No.         988792107
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         LAWRENCE C. TUCKER
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
           NUMBER OF
            SHARES                      74,696
         BENEFICIALLY              ---------------------------------------------
           OWNED BY                8    SHARED VOTING POWER
             EACH
           REPORTING                    28,439,975
            PERSON                 ---------------------------------------------
             WITH                  9    SOLE DISPOSITIVE POWER

                                        74,696
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        28,439,975
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See Item 5.
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         43.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

EXPLANATORY NOTE

                  This Amendment No. 3 ("Amendment No. 3") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on November 13, 2000 (the "Original 13D"), as amended by Amendment No. 1 to
Schedule 13D filed on July 12, 2001 ("Amendment No. 1"), and Amendment No. 2 to
Schedule 13D filed on August 9, 2001 ("Amendment No. 2"), relating to the common stock (the "Common Stock"), par value $.01 per share, issued by Z-Tel Technologies, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original 13D.

ITEM 1.           SECURITY AND ISSUER.

                  No Change.

ITEM 2.           IDENTITY AND BACKGROUND.

                  No Change.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended and supplemented by the addition of the following:

                  Pursuant to a Standby Credit Facility Agreement, dated August 24, 2004, (the "Standby Credit Facility Agreement"), by and between the Company and the Fund, the Company issued to the Fund on such date a Senior Unsecured Promissory Note (the "Note") in principal amount of up to $15 million. The Company's obligations under the Standby Credit Facility Agreement and the Note have been guaranteed by the Company's subsidiaries pursuant to the Subsidiaries' Guarantee, dated August 24, 2004, in favor of the Fund (the "Subsidiaries' Guarantee"). The Company's and its subsidiaries' respective obligations under the Standby Credit Facility Agreement, the Note and the

Subsidiaries' Guarantee are subordinated pursuant to the Subordination Agreement, dated August 24, 2004, by and among the Company, its subsidiaries, the Fund and Textron Financial Corporation. Copies of the Standby Credit Facility Agreement, the Note, the Subsidiaries' Guarantee and the Subordination Agreement are attached hereto as Exhibits 1, 2, 3 and 4 to this Amendment No. 3, respectively, and are hereby incorporated by reference.

                  The consideration paid by the Fund for the Note consisted of $5 million in cash at closing (and, if all advances are made under the Note, an aggregate of $15 million), which was or will be obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented by the addition of the following:

                  Pursuant to the terms of the Standby Credit Facility Agreement and the Note, the Fund agreed to loan the Company up to $15 million. The Note is payable at maturity in cash.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and supplemented by the addition of the following:

                  On May 20, 2004, Lawrence C. Tucker acquired stock options to purchase 1,100 Shares of Common Stock. The options are exercisable from May 20, 2005 to May 20, 2014.

                  No additional securities of the Company were acquired by the Fund. The shares of Preferred Stock and Series G Preferred Stock held by the Fund are convertible into shares of Common Stock. The number of shares of Common
Stock into which Preferred Stock and Series G Preferred Stock may convert increases over time, as described in Amendment No. 2, due to the accrual of dividends on Preferred Stock and Series G Preferred Stock. All accrued dividends on Series G Preferred Stock that are converted into Common Stock will result in additional shares of Common Stock being issuable to holders of the Warrant and Preferred Stock as a result of the anti-dilution provisions in the Warrant and the Certificate of Designations of the Preferred Stock.

                  As of the date hereof, based on calculations made in accordance with Rule 13-d3(d) promulgated under the Exchange Act and there being 37,488,207 shares of Common Stock outstanding (as reported on the Company's Form 10-Q for the quarter ended June 30, 2004), the number of shares of Common Stock the Fund, BBH, Long and Tucker are deemed to own and the percent of the outstanding shares of Common Stock are as follows:

                             Shares                      Percentage
                             ------                      ----------
Fund                         28,439,975                  43.13%
BBH                          28,439,975                  43.13%
Long                         28,439,975                  43.13%
Tucker                       28,514,671                  43.2%


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER.

                  Item 6 is hereby amended by deleting it in its entirety and replacing it with the following:

                  The Company and the Fund are parties to the Registration Rights Agreement which gives the Fund, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public any shares of Common Stock held by the Fund, including without limitation, shares of

Common Stock issuable upon the conversion of Preferred Stock and Series G Preferred Stock held by the Fund and upon exercise of the Warrant and the Series G Warrant.

                  Except as described elsewhere in this Statement and as set forth in the Standby Credit Facility Agreement, the Note, the Subsidiaries' Guarantee and the Subordination Agreement, copies of which are attached hereto as Exhibits 1, 2, 3 and 4 to this Amendment No. 3, and incorporated herein by reference, to the best of the knowledge of the Reporting Persons, there exists no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Standby Credit Facility Agreement, dated as of August 24, 2004, by and between Z-Tel Technologies, Inc. and The 1818 Fund III, L.P.

                  2. Senior Unsecured Promissory Note, dated as of August 24, 2004, of Z-Tel Technologies, Inc. issued to The 1818 Fund III, L.P.

                  3. Subsidiaries' Guarantee, dated August 24, 2004, by the signatories thereto in favor of The 1818 Fund III, L.P.

                  4. Subordination Agreement, dated August 24 2004, by and among Z-Tel Technologies, Inc., The 1818 Fund III, L.P., Textron Financial Corporation and the other signatories thereto.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 2004

                                   THE 1818 FUND III, L.P.

                                   By:  Brown Brothers Harriman & Co.,
                                        General Partner


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   BROWN BROTHERS HARRIMAN & CO.


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   /s/ T. Michael Long
                                   --------------------------------------------
                                           T. Michael Long


                                   /s/ Lawrence C. Tucker
                                   --------------------------------------------
                                           Lawrence C. Tucker